10990 Roe Avenue Overland Park, KS 66211 Phone 913 696 6100 Fax 913 696 6116 News Release

December 31, 2009

YRC Worldwide Successfully Reaches Thresholds in Its Debt-for-Equity Exchange Offers

—    88% of Notes Tendered for New Equity

—    Company Achieves Major Milestone in Its Comprehensive Plan

OVERLAND PARK, KAN. — YRC Worldwide Inc. (NASDAQ: YRCW) announced today that it was successful with its previously announced debt-for-equity exchange offers having received tenders for approximately $470 million in par value, representing approximately 88% of the company’s outstanding notes, including $105 million, or 70%, of its 8 1/2% Notes, $217 million of its 5.0% Notes, and $148 million of its 3.375% Notes, representing 94% of aggregate total of the 5.0% and 3.375% Notes. Under the terms of the transaction the company will issue to tendering noteholders approximately 37 million shares of common stock and 4.346 million shares of Class A convertible preferred stock which, together on an as-if converted basis, will represent approximately 94% of the company’s total issued and outstanding common stock.

As part of the previously announced amendments to its credit agreement, the company will be able to defer approximately $19 million of fourth quarter lender interest and fees and will have access to the $159.8 million revolver reserves under the applicable terms of its $950 million revolver. As of December 31, 2009, the company had not used any portion of the revolver reserves. The company expects to defer additional lender interest and fees of $20 to $25 million per quarter during 2010 depending upon its usage level of the credit agreement and asset-backed securitization facility. The company will begin the settlement process today after receiving electronic confirmation of a portion of the notes that were submitted for tender after business hours last night, and the company anticipates that the settlement of all tendered notes will be completed on or before Tuesday, January 5, 2010.

“The success of this note exchange marks a major turning point for YRC Worldwide — with our significantly restructured balance sheet and enhanced liquidity, we will move forward from a more solid financial foundation,” stated Bill Zollars, Chairman and CEO. “Our comprehensive plan could not have been accomplished without the collective cooperation and continued support of our many stakeholders, including our lenders, our noteholders, and our employees. We remain focused on delivering on our promise of Confidence Delivered for our customers.”

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Forward-Looking Statements:

This news release contains forward-looking statements. The word “will” and similar expressions are intended to identify forward-looking statements. The company’s expectations regarding deferred interest and fees are only its expectations regarding the deferred amounts. Actual deferred interest and fees could differ based on a number of factors, including (among others) the company’s expected borrowings under the credit agreement and the asset-backed securitization facility, which is affected by revenue and profitability results and the factors that affect revenue and profitability results (including the risk factors that are from time to time included in the company’s reports filed with the SEC, including the company’s Annual Report on Form 10-K for the year ended December 31, 2008).

The company’s future results could differ materially from any results projected in such forward-looking statements because of a number of factors, including (among others) inflation, inclement weather, price and availability of fuel, sudden changes in the cost of fuel or the index upon which the company bases its fuel surcharge, competitor pricing activity, expense volatility, including (without limitation) expense volatility due to changes in rail service or pricing for rail service, ability to capture cost reductions, changes in equity and debt markets, a downturn in general or regional economic activity, effects of a terrorist attack, labor relations, including (without limitation), the impact of work rules, work stoppages, strikes or other disruptions, any obligations to multi-employer health, welfare and pension plans, wage requirements and employee satisfaction, and the risk factors that are from time to time included in the company’s reports filed with the SEC, including the company’s Annual Report on Form 10-K for the year ended December 31, 2008.

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YRC Worldwide Inc., a Fortune 500 company headquartered in Overland Park, Kan., is one of the largest transportation service providers in the world and the holding company for a portfolio of successful brands including YRC, YRC Reimer, YRC Glen Moore, YRC Logistics, New Penn, Holland and Reddaway. YRC Worldwide has the largest, most comprehensive network in North America with local, regional, national and international capabilities. Through its team of experienced service professionals, YRC Worldwide offers industry-leading expertise in heavyweight shipments and flexible supply chain solutions, ensuring customers can ship industrial, commercial and retail goods with confidence. Please visit yrcw.com for more information.

Investor Contact:	Paul Liljegren	Media Contact:	Suzanne Dawson
	YRC Worldwide Inc.		Linden Alschuler & Kaplan
	913.696.6108		212.329.1420
	Paul.Liljegren@yrcw.com		sdawson@lakpr.com